UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TILLY’S, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

886885102

(CUSIP Number)

Michael L. Henry

Tilly’s, Inc.

10 Whatney

Irvine, California 92618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886885102	13D	Page 1 of 9 Pages

1.	Name of Reporting Person: Hezy Shaked
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 13,586,552
	8.	Shared Voting Power: 650,611
	9.	Sole Dispositive Power: 9,463,405
	10.	Shared Dispositive Power: 650,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,237,163
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 49.4%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 2 of 9 Pages

1.	Name of Reporting Person: Tilly Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 768,772
	9.	Sole Dispositive Power: 4,123,147
	10.	Shared Dispositive Power: 768,772
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,891,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 17.0%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 3 of 9 Pages

1.	Name of Reporting Person: Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 384,386
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 384,386
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 384,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 1.3%
14.	Type of Reporting Person: OO (Trust)

CUSIP No. 886885102	13D	Page 4 of 9 Pages

1.	Name of Reporting Person: Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 384,386
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 384,386
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 384,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 1.3%
14.	Type of Reporting Person: OO (Trust)

CUSIP No. 886885102	13D	Page 5 of 9 Pages

1.	Name of Reporting Person: Reid Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 650,611
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 650,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 650,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 2.3%
14.	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 886885102	13D	Page 6 of 9 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 24, 2016 (the “Original Statement” and, together with all amendments thereto, this “Statement”), relating to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Tilly’s Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended by replacing the information contained under the subheading “Voting Trust Agreement” in its entirety with the following:

Voting Trust Agreement

Pursuant to a voting trust agreement, dated June 30, 2011, by and between Mr. Shaked and Ms. Levine (individually and as trustee for The Tilly Levine Separate Property Trust), as amended December 4, 2012 and May 25, 2017 (as amended, the “Voting Trust Agreement”), Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the shares of Class A Common Stock and Class B Common Stock held by The Tilly Levine Separate Property Trust.

The descriptions contained in this Statement of the 10b5-1 Plans and the Voting Trust Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement (and exhibits thereto) or form of agreement, as applicable, which are filed as exhibits to this Statement and are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Except as stated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a) and (b)

The following sets forth, as of the date of this Amendment No. 3, the aggregate number and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based upon 13,554,080 shares of Class A Common Stock and 15,209,097 shares of Class B Common Stock outstanding as of March 10, 2017, as reported in the Issuer’s most recent Annual Report on Form 10-K filed on March 20, 2017. The information set forth below assumes the conversion of all shares of Class B Common Stock into Class A Common Stock on a one-for-one basis. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Hezy Shaked	14,237,163	(1)	49.4%	13,586,552	650,611	9,463,405	650,611
Tilly Levine	4,891,919	(2)	17.0%	0	768,772	4,123,147	768,772
Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer	384,386		1.3%	0	384,386	0	384,386
Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz	384,386		1.3%	0	384,386	0	384,386
Reid Investments, LLC	650,611		2.3%	0	650,611	0	650,611

CUSIP No. 886885102	13D	Page 7 of 9 Pages

(1)	Includes (a) 9,388,405 shares of Class B Common Stock held by The Hezy Shaked Living Trust, of which Mr. Shaked is the trustee and beneficiary with sole voting and dispositive power, (b) 4,123,147 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust, of which Ms. Levine is the trustee and beneficiary, over which Mr. Shaked has sole voting power pursuant to a voting trust agreement with Ms. Levine, (c) 650,611 shares of Class A Common Stock held by the LLC, for which Mr. Shaked serves as sole manager with sole voting and investment control over the securities held thereby, and (d) 75,000 shares of Class A Common Stock underlying an option granted to Mr. Shaked, of which 25,000 shares vested and became exercisable on March 24, 2015, 25,000 shares vested and became exercisable on March 24, 2016 and 25,000 shares vested and became exercisable on March 24, 2017. See Item 6 of the Original Statement.

(2)	Includes (a) 4,123,147 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust of which Ms. Levine is the sole trustee and beneficiary (the “Levine Shares”), and (b) 384,386 shares of Class B Common Stock held by each of Trust I and Trust II, of which Ms. Levine is trustee (768,772 shares in total). Pursuant to a voting trust agreement with Mr. Shaked, Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the Levine Shares. Ms. Levine retains dispositive power over and full economic interest in the Levine Shares. See Item 6 of the Original Statement.

(c)	From January 11, 2017, the date that the Amendment No. 2 to this Statement (“Amendment No. 2”) was filed with the Commission, through May 22, 2017, the Reporting Persons disposed of an aggregate of 350,000 shares of Class A Common Stock of the Issuer in a series of transactions at prices ranging from $8.20 to $13.49 per share in open market transactions on the New York Stock Exchange pursuant to the 10b5-1 Plans related to each respective Reporting Person, listing the number of shares of Class A Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Reporting Person	Date	Shares Disposed Of	Weighted Average Price per Share
Trust I	January 17, 2017	5,000	$13.0448
Trust II	January 17, 2017	5,000	$13.0403
Tilly Levine	January 19, 2017	10,000	$12.3803
Tilly Levine	January 20, 2017	10,000	$12.1991
The LLC	January 23, 2017	15,000	$12.0869
Hezy Shaked	January 26, 2017	10,000	$12.0435
Hezy Shaked	January 27, 2017	10,000	$11.9471
Tilly Levine	January 30, 2017	10,000	$11.9112
Tilly Levine	January 31, 2017	10,000	$13.0931
Hezy Shaked	February 8, 2017	10,000	$12.3559
Hezy Shaked	February 9, 2017	10,000	$12.7118
Trust I	February 15, 2017	5,000	$11.8876
Trust II	February 15, 2017	5,000	$11.8869
Tilly Levine	February 17, 2017	10,000	$10.9713
Tilly Levine	February 21, 2017	10,000	$10.9506
The LLC	February 23, 2017	15,000	$10.7587
Tilly Levine	February 27, 2017	10,000	$10.9482
Tilly Levine	February 28, 2017	10,000	$11.0074
Hezy Shaked	March 6, 2017	10,000	$10.9589
Hezy Shaked	March 7, 2017	10,000	$10.8717
Tilly Levine	March 27, 2017	10,000	$8.6475
Tilly Levine	March 28, 2017	10,000	$8.7409
Trust I	March 30, 2017	5,000	$9.2374
Trust II	March 30, 2017	5,000	$9.2345

CUSIP No. 886885102	13D	Page 8 of 9 Pages

The LLC	March 31, 2017	10,000	$9.0734
Tilly Levine	April 3, 2017	10,000	$8.9740
Tilly Levine	April 4, 2017	10,000	$8.6246
Trust I	April 10, 2017	5,000	$8.5559
Trust II	April 10, 2017	5,000	$8.5551
Tilly Levine	April 12, 2017	10,000	$8.7377
Tilly Levine	April 13, 2017	10,000	$8.5964
The LLC	April 18, 2017	10,000	$8.4260
Tilly Levine	May 1, 2017	10,000	$9.4054
Tilly Levine	May 2, 2017	10,000	$9.3252
Tilly Levine	May 8, 2017	10,000	$9.7969
Tilly Levine	May 9, 2017	10,000	$9.9627
Trust I	May 10, 2017	5,000	$10.1296
Trust II	May 10, 2017	5,000	$10.1259
The LLC	May 15, 2017	10,000	$9.8705

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the securities of the Issuer since the filing date of Amendment No. 2.

(d)	None.

(e)	Not applicable.

CUSIP No. 886885102	13D	Page 9 of 9 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Tilly Levine Voting Trust Agreement, dated June 30, 2011, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

2	First Amendment to the Tilly Levine Voting Trust Agreement, dated December 4, 2012, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 2 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

3	Second Amendment to the Tilly Levine Voting Trust Agreement, dated May 25, 2017, by and between Hezy Shaked and Tilly Levine.

4	Form of 10b5-1 Plan (incorporated by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

5	Joint Filing Agreement (incorporated by reference to Exhibit 4 of Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Commission on November 22, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2017

/s/ Hezy Shaked
Hezy Shaked

/s/ Tilly Levine
Tilly Levine

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer

/s/ Tilly Levine
Tilly Levine Trustee

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz

/s/ Tilly Levine
Tilly Levine Trustee

Reid Investments, LLC a Delaware limited liability company

/s/ Hezy Shaked
Hezy Shaked Manager